UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

 Amendment No. 1

First Security Group, Inc.
(Name of Issuer)

Voting Common Stock, $0.01 par value per share
(Title of Class of Securities)

33612202
(CUSIP Number)

Joshua Nash
Ulysses Management LLC
One Rockefeller Plaza
New York, New York 10020
(212) 455-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33612202	SCHEDULE 13D	Page 2 of 11

1			NAMES OF REPORTING PERSONS Ulysses Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNEDBY EACH REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 33612202	SCHEDULE 13D	Page 3 of 11

1			NAMES OF REPORTING PERSONS Ulysses Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNEDBY EACH REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 33612202	SCHEDULE 13D	Page 4 of 11

1			NAMES OF REPORTING PERSONS Joshua Nash LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNEDBY EACH REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 33612202	SCHEDULE 13D	Page 5 of 11

1			NAMES OF REPORTING PERSONS Joshua Nash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 33612202	SCHEDULE 13D	Page 6 of 11

1			NAMES OF REPORTING PERSONS Ulysses Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNEDBY EACH REPORTING PERSON		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01  per share (the “Common Stock”) of First Security Group, Inc., a Tennessee corporation (the “Issuer”), having its principal executive offices at 531 Broad Street, Chattanooga, Tennessee 37402.

Item 2.	Identity and Background.

(a) – (b)                      This Schedule 13D is being filed by:

Ulysses Management LLC, a Delaware limited liability company (“Ulysses Management”); (ii) Ulysses Partners, L.P., a Delaware limited partnership (“Ulysses Partners”); (iii) Ulysses Offshore Fund, Ltd, an exempted company incorporated and existing under the laws of the Cayman Islands; (iv) Joshua Nash LLC, a Delaware limited liability company (“Nash LLC”); and (v) Joshua Nash, who is a United States citizen (“Mr. Nash”) (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Ulysses Management LLC, One Rockefeller Plaza, New York, New York 10020.

The principal business of Ulysses Management is providing discretionary asset management services for clients in a diverse range of investments, including hedge funds, private and public company securities and real estate.  Ulysses Management is a registered investment advisor and serves as the management company to Ulysses Partners and Ulysses Offshore.  Ulysses Offshore has entered into an investment management agreement with Ulysses Management Offshore LLC (“Ulysses Management Offshore”) of which Joshua Nash is the manager and principal owner.  Ulysses Management provides investment management services to Ulysses Offshore on behalf of Ulysses Management Offshore.

The principal business of Ulysses Partners is investing as a private investment fund in a diverse portfolio of securities.

The principal business of Ulysses Offshore is investing as a private investment fund in a diverse portfolio of securities.

The principal business of Nash LLC is acting as the managing general partner of Ulysses Partners.

(c)           The principal occupation of Mr. Nash is serving as an executive of Ulysses Management and related entities.  Mr. Nash is the managing member of Ulysses Management, the sole member of Nash LLC, which is the managing general partner of Ulysses Partners, and the President of Ulysses Offshore.

(d)           During the last five years, none of the Reporting Persons has been a convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           See Item 2(a) – (b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective October 31, 2015, the Issuer merged with and into Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) with Atlantic Capital continuing as the surviving corporation.  The merger consideration paid to holders of the Issuer’s shares consisted of cash and Atlantic Capital common stock.

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Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Upon consummation of the merger, the reporting persons ceased to beneficially own any shares of the Issuer’s Common Stock. Except as otherwise disclosed herein, the Reporting Persons have no present plans or proposals which relate to or would result in the actions described in subparagraphs (a) through (j) of Item of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and supplemented as follows:

(a)	The responses of each of the Reporting Persons to Rows (11) through (13) of the cover page of this Amendment are incorporated herein by reference.

(b)	The responses of each of the Reporting Persons to (i) Rows (7) through (10) of the cover page of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.

(c)
The information set forth in Items 3 and 4 of this Amendment is incorporated herein by reference. Except as otherwise disclosed herein, the Reporting Persons did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.

(d)	Not applicable.

(e)	The Reporting Persons ceased to beneficially own more than five percent of the Common Stock of the Issuer on October 31, 2015.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into the Joint Filing Agreement dated as of November 2, 2015.  The Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented as follows:

Exhibit 99.1

Joint Filing Agreement, dated as of November 2, 2015, between Ulysses Management LLC, Ulysses Partners, L.P, Joshua Nash LLC, Joshua Nash and Ulysses Offshore Fund, Ltd.

 [Intentionally Left Blank]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2015
ULYSSES MANAGEMENT LLC

	By:	/s/ Joshua Nash
	Name:	Joshua Nash
	Title:	Managing Member

ULYSSES PARTNERS, L.P.

	By:	/s/ Joshua Nash
	Name:	Joshua Nash
	Title:	Managing Member of Joshua Nash LLC, the Managing General Partner of Ulysses Partners, L.P.

JOSHUA NASH LLC

	By:	/s/ Joshua Nash
	Name:	Joshua Nash
	Title:	Member

JOSHUA NASH

	By:	/s/ Joshua Nash
	Name:	Joshua Nash

ULYSSES OFFSHORE FUND, LTD.

	By:	/s/ Joshua Nash
	Name:	Joshua Nash
	Title:	President

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